SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)*
LIBBEY INC

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)

529898108

(CUSIP Number)

August 18, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[ ]     Rule 13d – 1(b)
[X]     Rule 13d – 1(c)
[ ]     Rule 13d – 1(d)

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No 529898108	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bank of America Corporation 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	0
	6 SHARED VOTING POWER	575,485
	7 SOLE DISPOSITIVE POWER	0
	8 SHARED DISPOSITIVE POWER	575,485
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,485
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No 90933T109	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bank of America, NA 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	565
	6 SHARED VOTING POWER	0
	7 SOLE DISPOSITIVE POWER	0
	8 SHARED DISPOSITIVE POWER	565
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 565
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12	TYPE OF REPORTING PERSON (See Instructions) BK

CUSIP No 90933T109	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Merrill Lynch, Pierce, Fenner & Smith, Inc. 13-5674085
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	89,611
	6 SHARED VOTING POWER	0
	7 SOLE DISPOSITIVE POWER	89,611
	8 SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,611
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON (See Instructions) BD, IA

CUSIP No 90933T109	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Merrill Lynch PCG, Inc. 13-3156426
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	485,309
	6 SHARED VOTING POWER	0
	7 SOLE DISPOSITIVE POWER	485,309
	8 SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 485,309
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1(a).	Name of Issuer:
Libbey Inc

Item 1(b).	Address of Issuer’s Principal Executive Offices:
300 MADISON AVENUE
TOLEDO, OHIO 43604
UNITED STATES

Item 2(a).	Name of Person Filing:
Bank of America Corporation (“BAC”)
Bank of America, N.A. (“Bank of America”)
Merrill Lynch, Pierce, Fenner & Smith, Inc. (“MLPFS’)
Merrill Lynch PCG, Inc (“MLPCG”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of BAC is:
100 North Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of Bank of America is:
100 North Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of MLPFS is:
One Bryant Park
New York, New York 10036

The address of the principal business office of MLPCG is:
4 World Financial Center
New York, NY 10080

Item 2(c).	Citizenship:
	Bank of America Corporation	Delaware
	Bank of America N.A.	United States
	Merrill Lynch, Pierce, Fenner & Smith, Inc.	Delaware
	Merrill Lynch PCG, Inc	Delaware

Item 2(d).	Title of Class of Securities:
Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:
529898108

Item 3.          If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),
Check Whether the Person Filing is a:
(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.          Ownership:

(a)	Amount Beneficially Owned:

575,485

(b)	Percent of Class:

On August 12, 2010, the Issuer and MLPCG with Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Representative of the several Underwriters named therein,  entered into an agreement (the "Underwriting Agreement") whereby MLPCG agreed to sell to the Underwriters named therein an aggregate of 3,036,877 shares (the "Initial Shares") of the Issuer's common stock, par value $.01 per share (the "Common Stock"). On such date, MLPCG exercised Series I Warrants for the purchase of 2,168,362 shares of common stock.  In addition, pursuant to the Underwriting Agreement, MLPCG agreed to sell 724,581 shares of Common Stock issuable upon exercise of the Series I Warrant (the "Additional Shares"), issued by the Issuer to MLPCG on October 28, 2009, to occur following the sale by MLPCG of the Initial Shares of Common Stock and granted the Underwriters a 30 day over-allotment option to purchase up to 573,913 additional shares of Common Stock issuable upon exercise of the Series I Warrant (the "Option Shares"). The Underwriters have exercised the over-allotment option in full. On August 18, 2010, following its sale of the Initial Shares, MLPCG exercised Series I Warrants for the purchase of the Additional Shares and the Option Shares and delivered such shares to the underwriters pursuant to the Underwriting Agreement.

As a result of the foregoing, BAC now beneficially owns: 2.9% of the Issuer's common stock (based on 20,139,148 shares of Common Stock of the Issuer outstanding consisting of (i) 16,186,983 shares of Common Stock outstanding as of July 27, 2010 (as reported by the Issuer in its Form 10-Q for the period ending June 30, 2010), (ii) 485,309 shares of Common Stock issuable upon exercise of a warrant the Issuer issued to MLPCG on June 16, 2006 (the "2006 Warrant") and (iii) 3,466,856 shares of common stock issued to MLPCG pursuant to the exercise of the Series I Warrants sold pursuant to the Underwriting Agreement. As the ultimate parent holding company of both MLPCG and MLPFS, BAC may be deemed to beneficially own the shares held by each such entity).

(c)	Nature of beneficial ownership:

With respect to the beneficial ownership described herein, the 575,485 shares of Common Stock reported to be beneficially owned consist of (i) 485,309 shares of Common Stock issuable upon exercise of the 2006 Warrant, (ii) 565 shares of Common Stock of fiduciary holdings owned by Bank of America as of August 18, 2010; (iii) 2,500 shares of Common Stock of fiduciary holdings owned by MLPFS as of August 18, 2010 and (iv) 87,111 shares of Common Stock owned by MLPFS as of August 18, 2010. The holdings are calculated assuming an issuance of Common Stock under the 2006 Warrant exercisable on August 18, 2010.

Item 5.          Ownership of 5 Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of equity securities, check the following: [X].

Item 6.          Ownership or More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company:
Not Applicable

Item 8.          Identification and Classification of Members of the Group:
Not Applicable.

Item 9.          Notice of Dissolution of Group:
Not Applicable.

Item 10.       Certification:
By signing below each of the undersigned certifies that, to the best of such undersigned’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    August 18, 2010

Bank of America Corporation
Bank of America, N.A.

By:   /s/ Angelina Richardson
       Angelina L. Richardson
       Vice President

Merrill Lynch, Pierce, Fenner & Smith, Inc.

By:  /s/Lawrence Emerson
        Lawrence Emerson
        Attorney-In-Fact

Merrill Lynch PCG, Inc.

By: /s/ Gerard M. Haugh
      Gerard M. Haugh
      Vice President